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08027199

SECURITIES AND EXC... ...ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65953

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: brokersXpress LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 W. Monroe Street #1000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SD 3/25/08

OATH OR AFFIRMATION

I, Thomas E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of brokersXpress LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
RONALD L. WETZEL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 2, 2008

Ronald L. Wetzel
Notary Public

Thomas E. Stern
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

brokersXpress LLC
Year Ended December 31, 2007
With Report and Supplementary Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to Rule 17a-5(e)(3))

brokersXpress LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 26, 2008

brokersXpress LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 3,219,523
Due from affiliate	1,042,070
Other assets	189,468
Total assets	$ 4,451,061
Liabilities and member's equity	
Accounts payable and accrued liabilities	$ 872,981
Member's equity	3,578,080
Total liabilities and member's equity	$ 4,451,061

See accompanying notes.

brokersXpress LLC

Statement of Operations

Year Ended December 31, 2007

Revenues	
Commissions	$ 14,062,929
Interest revenue and fees	2,988,362
Interest expense	(578,453)
Net interest revenue and fees	2,409,909
Other income	79,112
Total revenues	16,551,950
Expenses	
Brokerage, clearing, and other related expenses	8,219,988
Compensation and benefits	1,810,578
Support services charged by affiliate	675,629
Advertising	316,312
Other	305,286
Total expenses	11,327,793
Net income	$ 5,224,157

See accompanying notes.

brokersXpress LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2007

Member's equity, December 31, 2006	$ 1,761,860
Net income	5,224,157
Stock-based compensation	92,063
Distribution to Parent	(3,500,000)
Member's equity, December 31, 2007	$ 3,578,080

See accompanying notes.

brokersXpress LLC

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 5,224,157
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock-based compensation	92,063
Depreciation and amortization	1,739
Increase in:	
Due from affiliate	(378,679)
Other assets	(97,726)
Decrease in:	
Accounts payable and accrued liabilities	(129,795)
Net cash provided by operating activities	4,711,759
Financing activities	
Distribution to Parent	(3,500,000)
Net increase in cash	1,211,759
Cash at January 1, 2007	2,007,764
Cash at December 31, 2007	$ 3,219,523
Supplemental disclosure of cash flow information	
Interest paid	$ 578,453

See accompanying notes.

1. Basis of Presentation

brokersXpress LLC (the Company) follows accounting principles generally accepted in the United States, including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

brokersXpress LLC is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is focused on providing internet-based options, stock, and futures brokerage services to retail customers via investment professionals. brokersXpress LLC is a wholly owned subsidiary of optionsXpress Holdings, Inc. (Parent). The Company clears all customer transactions through optionsXpress, Inc. (oX, Inc.), an affiliated clearing broker on a fully disclosed basis.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from management's estimates.

Commissions

The Company derives commission revenues from customer transactions in option, stock, mutual fund, fixed income, futures, and insurance-related products. Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis.

Net Interest Revenue and Fees

Interest revenue and fees consists primarily of the Company's portion of the income generated by charges to customers on margin balances and customer cash held and invested by the Company's affiliated clearing broker, net of interest paid to customers on their credit balances. Interest revenue and fees are recorded on an accrual basis.

3. Significant Accounting Policies (continued)

Advertising

Advertising costs are incurred for the production and communication of advertising as well as other marketing activities. The Company expenses the cost of advertising as incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

Stock-Based Compensation

The Company records stock based compensation based on Statement of Financial Accounting Standard (SFAS) No. 123R, *Accounting for Stock-Based Compensation*. Compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards, net of estimated forfeitures, calculated under SFAS No. 123 for recognition disclosures.

Income Taxes

The Company is a disregarded entity for federal income tax purposes, and as a result, its taxable income or loss is considered to be the taxable income or loss of its Parent. However, the Company may be subject to certain state income taxes.

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Upon adoption on January 1, 2007, the Company did not have any unrecognized tax benefits. During the year, there were no increases or decreases in unrecognized tax benefits. Therefore, there were no unrecognized tax benefits at December 31, 2007. The Company believes that it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2004.

4. Recent Accounting Pronouncements

SFAS No. 157

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning January 1, 2008. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

5. Other Assets

Other assets consisted of the following at December 31:

Prepaid expenses	$173,453
Other assets	16,015
	$189,468

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at December 31:

Registered representative commissions	$434,133
Accrued employee compensation	313,237
Other accrued expenses	125,611
	$872,981

7. Commitments and Contingencies

The Company currently leases office space under a noncancelable operating lease agreement that expires on November 30, 2008. At December 31, 2007, the future minimum annual lease commitments, exclusive of additional payments, are $18,841 for 2008. Rent expense for the year ended December 31, 2007, was $20,152.

7. Commitments and Contingencies (Continued)

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

8. Stock-Based Compensation

The Company's employees participate in the Parent's 2005 Equity Incentive Plan (the Plan), which replaced the 2001 Equity Incentive Plan. Under the terms of the Plan, the Parent may grant eligible employees, directors, and other individuals performing services for the Company, various equity incentive awards up to 1,250,000 shares of options, restricted stock, or deferred shares. No restricted stock has been issued under the Plan.

The Company records its allocated share of the Parent's stock-based compensation as compensation cost. The total compensation expense related to stock options and deferred shares was $92,063 for the year ended December 31, 2007, and is reflected in compensation and benefits on the statement of operations and member's equity on the statement of financial condition. The Company's allocated stock-based compensation cost related to stock options and deferred shares not yet vested and not yet recognized was estimated to be $145,832 for the year ended December 31, 2007. Based on management's estimate, the fair value at the date of grant for options and deferred shares granted during the year ended December 31, 2007, was $142,497.

Options

The vesting for each option grant is set by the Parent. During 2007, all employee option grants had a vesting schedule of five years. In general, one-fifth of the options become exercisable on the first anniversary date following the grant. The remaining four-fifths become exercisable over the remaining four years. All options expire 10 years after the date of the grant.

8. Stock-Based Compensation (continued)

The weighted-average grant-date fair value of options granted during the year was $10.76. The total intrinsic value of options exercised during the year was $489,237. The compensation cost for the stock options is expected to be recognized over a weighted average period of 3.68 years.

The fair market value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The model takes into account the stock price and exercise price at the grant date and the following assumptions at December 31, 2007:

Risk-free interest rate	4.3%
Expected volatility	35%
Annual dividend yield	1%
Expected life	7.5 years

The risk-free interest rate assumption is based on the rate available on zero-coupon U.S. government issues with a remaining term similar to the expected life of the options. The expected volatility assumptions are based on the implied volatility of the Parent's stock in 2007. The annual dividend yield is based on the percentage of the dividend paid to the average stock price in each year. The expected life is based on the average of the vesting and contractual period.

Deferred Shares

The vesting schedule for each deferred shares grant is set by the Company. During 2007, all employee deferred shares granted had a vesting schedule of five years. In general, one-fifth of the deferred shares granted vest on the first anniversary date following the grant. The remaining four-fifths vest over the remaining four years.

The fair value of deferred shares granted was calculated based upon the closing price of the Parent's stock on the date of grant, as the deferred shares have no cost on the date which the shares vest. This compensation cost for the deferred shares is expected to be recognized over a weighted average period of 4.50 years.

9. Employee Stock Purchase Plan

The Company's employees participate in the Parent's 2005 Stock Purchase Plan, which offers the employees the opportunity to purchase the Parent's stock at a five percent discount. In general, the participants of the 2005 Stock Purchase Plan may elect to have a certain amount withheld through payroll over a six-month period. At the end of each six-month period, the employee's withholding is used to purchase the Parent's stock at a five percent discount from the closing price on the last day of the period.

10. Employee Benefit Plan

The Company's eligible employees have the option to participate in the 401(k) savings plan sponsored by an affiliate. Discretionary contributions may be made, although no such contributions have been made to the plan for the year ended December 31, 2007.

11. Credit Risk

Under the terms of the Company's clearing agreement with its affiliate, the Company introduces its customers' accounts to its affiliate who, as the clearing broker, clears and maintains all of the Company's customer account activity. In accordance with applicable margin lending practices and in conjunction with the affiliated clearing broker, customer balances are typically collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its customers execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. However, compliance with the various guidelines is monitored daily, and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary. As of December 31, 2007, the Company had $22,381,089 in credit extended to its customers through its affiliated clearing broker.

11. Credit Risk (Continued)

The margin and leverage requirements that the Company imposes on its customer accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable, as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company is exposed to significant off-balance-sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statements.

The Company maintains its cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor, per institution. Uninsured balances were $3,019,523 at December 31, 2007. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined. At December 31, 2007, the Company had net capital of $3,388,612, which was $3,138,612 in excess of its net capital requirement. The ratio of aggregate indebtedness to net capital at December 31, 2007, was 0.29 to 1.

The Company is also subject to CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as an introducing broker, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 or $45,000 under Reg. 1.17.

The net capital rule may effectively restrict the payment of cash distributions or other equity withdrawals.

13. Related-Party Transactions

oX, Inc., in addition to being the Company's clearing broker, provides the Company certain support services, such as the use of personnel, equipment, and facilities. For the year ended December 31, 2007, the Company incurred $675,629 for these services. For the year ended December 31, 2007, the Company incurred clearing fees of $749,070 for the securities and futures clearing services, which is included in brokerage, clearing, and other related expenses on the statement of operations. In conjunction with providing these services, oX, Inc. also collected commissions on customer transactions on behalf of the Company.

At December 31, 2007, the due from affiliate balance includes the following receivable from its affiliated clearing broker:

Due from affiliate for commissions and interest receivable	$1,167,526
Due to affiliate for support services provided	(125,456)
Due from affiliate	$1,042,070

The Company paid a distribution to the Parent totaling $3,500,000 during the year ended December 31, 2007.

Supplemental Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER brokersXpress LLC **as of:** December 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 3,578,080	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			3,578,080	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			3,578,080	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Other Assets)	$ 189,468	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	189,468	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			3,388,612	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736		3740
10.	Net Capital			$ 3,388,612	3750

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER brokersXpress LLC **as of:** December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$	66,562	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000	3758
13.	Net capital requirement (greater of line 11 or 12)		250,000	3760
14.	Excess net capital (line 10, less 13)		3,138,612	3770
15.	Excess net capital at 100% (line 10, less 10% of line 19)		3,288,768	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		872,981	3790
17.	Add:			
	A. Drafts for immediate credit			3800
	B. Market value of securities borrowed for which no equivalent value is paid or credited			3810
	C. Due to affiliate for support services provided (per Note 13)		125,456	3820
18.	Total aggregate indebtedness	$	998,437	3838
19.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	%	29.46	3850
20.	Percentage of debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filing.

brokersXpress LLC

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule as it clears all customer transactions on a fully disclosed basis with an affiliated broker-dealer.

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Board of Directors and Member
brokersXpress LLC

In planning and performing our audit of the financial statements of brokersXpress LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants/ introducing brokers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2008

END